NOTICE

of the Ordinary General Meeting of the Shareholders

to be held on

Thursday June 23, 2005 at 10 am

(doors opened at 9.30 am)

at the Olympic Museum in Lausanne (Switzerland)

Agenda and Proposals of the Board of Directors

1. Presentation of the Annual Report of the Board of Directors, the Annual Financial Statements, and the Consolidated Financial Statements for the year ended December 31st, 2004.

2. Report of the Auditors.

3. Approval of the Annual Report of the Board of Directors, the Annual Financial Statements, and the Consolidated Financial Statements for the year ended December 31st, 2004.

The Board of Directors proposes to the Shareholders that they approve the Annual Report of the Board of Directors, the Consolidated Financial Statements, and the Annual Financial Statements for the year ended December 31st, 2004, which show a consolidated accumulated deficit of US$ 114,737,752.

4. Discharge to the Board of Directors and the Management.

The Board of Directors proposes to the Shareholders that they give discharge to the Members of the Board of Directors and to the Management for their activity during the year ended December 31st, 2004.

5. Statutory nominations.

5.1 Board of Directors

The Board of Directors proposes to the Shareholders:

i) that they re-elect Aart Brouwer and Henjo Hielkema as Board members for a new statutory period of three years;

ii) that they elect Pieter Wolters, of Laguna Beach, California (USA) and James Hart of Scottsdale, Arizona (USA) as new Board members for a statutory period of three years.

5.2 Auditors

The Board of Directors proposes to the Shareholders that they re-elect Ernst & Young as Group and Company Auditors for the year 2005.

5.3 Special Auditors

The Board of Directors proposes to the Shareholders that they re-elect BDO Visura as Special Auditors for the specific verifications required for the increase of the share capital pursuant to article 26 par. 5 of the Articles of Association for the year 2005.

6. Authorised increase of the share capital - Modification of the Articles of Incorporation - Introduction of a new article 6

The Board of Directors proposes to the Shareholders that they adopt a new article 6 in the Articles of Incorporation related to the authorised increase of the share capital, in order to enable a potential acquisition by IsoTis of an enterprise, of parts of an enterprise, or of participations into an enterprise or a company, or similar transactions.

The Board of Directors proposes that such new article 6 provide:

That the Board of Directors would be authorised until June 23, 2007 to increase the share capital by a maximum of CHF 7,800,000 by the issuance of a maximum of 7,800,000 registered shares, with a par value of CHF 1 per share, to be fully paid-in.

That the Board of Directors would be authorised to determine the issuance price, the type of contributions, the date from which the newly issued registered shares would be entitled to dividends, the conditions for the exercise of the preemptive rights to subscribe the newly issued registered shares, and the allocation of the preemptive rights which have not been exercised.

That the Board of Directors would be authorised to withdraw the preemptive rights of the shareholders to subscribe the newly issued registered shares, in order to enable their subscription by a bank or another financial institution chosen by the Board of Directors, provided however that such bank or financial institution offer each shareholder the right to subscribe to a portion of the newly issued registered shares corresponding to his prior participation. The Board of Directors would also be authorised to withdraw the preemptive rights of the shareholders to subscribe to the newly issued registered shares, in order to enable their subscription by a third party in connection with a potential acquisition by IsoTis of an enterprise, of parts of an enterprise, or of participations into an enterprise or a company, or similar transactions.

The newly issued registered shares would be subject to the transfer limitations provided in articles 9 and 10 of the Articles of Incorporation.

Therefore, Board of Directors proposes the introduction of the following Article in the Articles of Incorporation:

" Article 6 Capital autorisé

Le conseil d'administration est autorisé jusqu'au 23 juin 2007 à augmenter le capital-actions d'un montant maximum de CHF 7'800'000 (sept million de francs suisses), par l'émission d'un maximum de 7'800'000 actions nominatives d'une valeur nominale de CHF 1 (un franc suisse) chacune, entièrement libérées.

Le prix d'émission des actions, la nature des apports, et la date à compter de laquelle les nouvelles actions donneront droit aux dividendes ainsi que les conditions de l'exercice du droit de souscription préférentiel seront déterminés par le conseil d'administration. Les droits de souscription préférentiels qui ont été octroyés, mais non exercés, sont à la disposition du conseil d'administration, qui les utilisera dans l'intérêt de la société.

Le conseil d'administration est autorisé à exclure le droit de souscription préférentiel des actionnaires en faveur d'une banque ou d'une autre institution prenant ferme les actions, choisie par le conseil d'administration, si la banque ou l'institution prenant ferme les actions s'oblige à offrir la souscription des actions nouvellement émises aux actionnaires proportionnellement à leur participation actuelle. Le conseil d'administration est également autorisé à exclure le droit préférentiel de souscription des actionnaires et d'attribuer les actions ou le droit préférentiel de souscrire les actions à des tiers dans le cas de l'acquisition d'une entreprise ou de parties d'entreprise, de la prise de participation dans une entreprise ou société, ou de transactions similaires.

Les actions émises à l'occasion d'une augmentation de capital décidée en exécution de l'autorisation contenue dans la présente disposition sont assujetties aux restrictions de transfert prévues aux articles 9 et 10 des statuts "

Documents

The Annual Report of the Board of Directors, the Annual Financial Statements, and the Consolidated Financial Statements are available in the office of the Company, Rue de Sébeillon 1 in Lausanne. These documents are also available electronically on the web site of the Company (www.isotis.com), on the EDGAR system of the U.S. Securities and Exchange Commission at www.sec.gov and on the SEDAR system of the Canadian Securities Administrators at www.sedar.com. A copy of these documents will be sent to each Shareholder who requests it by so indicating on the answer form.

Admission cards

This notice of the Ordinary General Meeting and the accompanying answer form will be sent to Shareholders who were recorded in the share register on May 31, 2005. This notice will also be sent without answer form to unregistered North American Shareholders through their financial intermediaries (see "Procedure for North American and Dutch Shareholders" below).

Shareholders recorded in the share register after May 31, 2005 and before June 9, 2005 (inclusive) will receive this notice of Ordinary General Meeting and the accompanying answer form as soon as they are recorded in the share register. The share register will be closed and no transfer of shares recorded from June 9 until June 23, 2005 (inclusive). The shares transferred during this period will have no voting rights. Shareholders who have not received this notice of Ordinary General Meeting and the answer form should immediately contact their bank or financial intermediary if they wish to be recorded in the share register.

The answer form is required to be completed by any Shareholder who wishes to receive an admission card to attend the Ordinary General Meeting, or to give a proxy. Shareholders are asked to return the answer form as soon as possible, but no later than June 16, 2005.

Representation/Proxy

A Shareholder who cannot personally attend the Meeting can be represented by indicating in the answer form that he or she wishes to be represented at the meeting by:

  a member of the Company's corporate bodies, Mr. Aart Brouwer, Vice Chairman, as Corporate proxy, or his nominee. The answer form is sufficient for the purpose of issuing proxy (the admission card does not have to be requested);

  the Independent proxy holder, Me Patrice Girardet, attorney-at-law, rue de Bourg 8, P.O. Box 3712, 1002 Lausanne. The answer form is sufficient for the purpose of issuing proxy (the admission card does not have to be requested);

  another Shareholder or a third party. Complete the proxy on the admission card and give it to your authorised representative.

If appointed by a Shareholder, the Corporate proxy will vote such Shareholder's shares in favour of the proposals put forward by the Board of Directors. If a Shareholder appoints the Independent proxy, the proxy will vote such Shareholder's shares in favour of the proposals put forward by the Board of Directors, unless the Shareholder provides the proxy with written voting instructions. Portfolio representatives, as defined by Article 689d of the Swiss Code of Obligations, are requested to notify the Company no later than June 23, 2005 at 9.30 am, at the reception desk for the Ordinary General Meeting, of the number of shares they represent.

Procedure for North American and Dutch Shareholders

Only Shareholders who are recorded in the share register may attend and/or vote at the Ordinary General Meeting. The Company has established a procedure by which Shareholders located in North America or The Netherlands who have not registered their shares yet may vote at the Ordinary General Meeting.

If you hold your shares of IsoTis through a stockbroker or financial intermediary and have not registered them, you must follow these procedures if you wish to vote at the Ordinary General Meeting: the stockbroker, financial intermediary or bank through which you hold your shares must provide to IsoTis, no later than June 8, 2005 (inclusive):

  your name, address and the number of your shares, and

  a confirmation that they will not permit the transfer of ownership of such shares until after the conclusion of the Ordinary General Meeting.

Subject to IsoTis being provided with the above information as to the identity of the Shareholder and the confirmation that no transfer of such shares will be made, the identified Shareholders will be entitled to either attend the Ordinary General Meeting or appoint as proxy the Corporate proxy, the Independent proxy, another Shareholder or a third party.

All communications to IsoTis with respect to the above-mentioned procedures shall be made to investor.relations@isotis.com.

Information

Please address all correspondence relating to the Ordinary General Meeting of the Shareholders to SAG SIS Aktienregister AG, Baslerstrasse 100, CH-4600 Olten, attention Ms Alexandra von Rohr, Fax +41 (62) 205 39 71.

Lausanne, June 1st , 2005.

IsoTis Ltd

On behalf of the Board of Directors:

James S. Trotman, Chairman

Aart Brouwer, Vice Chairman